

August 17, 2010

Via U.S. Mail

Kurtis Cockrum
President, Chairman and Principal Executive Officer
and Principal Accounting Officer
DM Products, Inc.
P.O. Box 2458
Walnut Creek, CA 94595

      Re: DM Products, Inc.
              Amendment No. 2 to Form S-1
              Filed July 29, 2010
              File No. 333-165961

Dear Mr. Cockrum:

      We have reviewed your responses to the comments in our letter dated July 9, 2010 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing on EDGAR.

Summary, page 4

1. Please refer to the second paragraph. Please delete the term "continually." Similarly revise under "Description of Business," at page 40.

2. Please refer to the third paragraph. You indicate that you have only achieved profitability in the last five years with the Banjo Minnow. Please revise to briefly clarify if this is the only product you have worked with during this time frame.

3. Refer to the last sentence of the fifth paragraph under this heading. Please revise to disclose, if true, that Direct Success, Inc. is your wholly-owned subsidiary. Also, please delete references to Torso-T and the Power Connection unless your company currently owns the proprietary rights such products and infomercials.

4. We note your response to our prior comment 4; however, please briefly revise the fifth paragraph under this heading to discuss your in-house capabilities, including

any prior experience with such endeavors and whether you currently possess the necessary equipment to produce and manage an infomercial campaign. Similarly revise your Description of Business section.

5. We note your response to our prior comment 8; however, please revise to also provide quantitative information regarding your net income and net loss for the most recent audited period and indicate the date when the most recent audited period ended.

6. We note your response to our prior comment 9; however, please delete references to Bass Pro on page 4 unless you have an established commercial relationship with this entity.

Because the Current Poor Economic Climate Has Depressed, page 7

7. We note your response to our prior comment 15; however, please delete your reference to "depressed discretionary spending" in this subheading since the risk factor does not discuss this risk.

Selling Shareholders, page 16

8. We note your response to our prior comment 16; however, please revise to explain why the second bullet on page 16 states that the shares offered through the prospectus include 43,076,000 shares paid as consideration for services performed for the company, while footnotes 1-10 on page 16 state that the prospectus includes 64,100,000 shares paid as consideration for services performed for the company.

9. We note your response to our prior comment 17 and reissue. Please revise the table to clarify beneficial ownership for each selling shareholder by identifying who has voting control over the shares. For example, refer to the first entry in the table, which states that Adam B. Zucker or Christinea L. Zucker owns 572,000 shares. Which of these individuals beneficially owns and has voting and investment power over these shares? If ownership is shared, please provide such information by footnote or otherwise. Similarly revise each entry in your Selling Shareholder table, as necessary.

Description of Business, page 40

10. We note your response to our prior comment 21; however, please revise to provide disclosure regarding the defined term "Arbitration settlement" in an appropriate place in the document. In this regard, describe all changes in the

Kurtis Cockrum
DM Products, Inc.
August 17, 2010
Page 3

royalty or distribution rights of DM Products, its subsidiaries or subcontractors as a result of the Arbitration settlement, as appropriate.

Consolidated Statements of Stockholders' Equity, page F-15

11. We note your response to our prior comment number 23 and the disclosures that have been added to Note 13 in response to our comment. In light of the materiality of the error in relation to net loss, it appears that the financial statements for the year ended December 31, 2008 should be restated to properly correct them for the error in accounting for stock-based compensation. Please revise the Company's financial statements for 2008 to restate them for the correction of the accounting error disclosed in Note 13. Note 13 will also need to be revised as a result of the restatement.

Executive Overview, page 45

12. We note your response to our prior comment 31; however, please delete the words "unique and innovative" in the opening paragraph and throughout your filing.

Liquidity and Capital Resources, page 48

13. We note your response to our prior comment 28. Please revise to clarify the time frame that encompasses the statement "we will not run out of funds." Generally, liquidity should be discussed on both a short-term and long-term basis. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

Directors and Executive Officers, page 49

14. We note your response to our prior comment 32. Please refer to the fifth sentence in describing Mr. Cockrum's background. Please revise to clarify that DM Products is publicly traded on the Pink Sheets.

Summary Compensation Table, page 51

15. We note your response to our prior comment 33 and reissue in part. Please revise footnote 1 to disclose the aggregate grant date fair value of the stock awards computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(vi) of Regulation S-K.

Other

16. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement. In this

regard, note that interim financial statements are required to be updated on August 13, 2010 pursuant to Rule 8-08 of Regulation S-X.

17. Please obtain a consent of the independent registered accountant which refers to all periods covered by the independent registered accountants report on the financial statements. In this regard, the consent only references DM Products financial statements for the year ended December 31, 2009 whereas the report of the independent registered public accountants covered the financial statements for the years ended December 31, 2009 and 2008. Please revise. Also please ensure that a currently dated consent from the independent public accountants is included in any in future amendments.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Linda Cvrkel at (202) 551-3813 or Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Scott Doney
        Cane Clark
        Fax: (702) 944-7100